

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Lane J. Castleton
Chief Financial Officer
Abtech Holdings, Inc.
4110 N. Scottsdale Road, Suite 235
Scottsdale, AZ 85251

> **Re:** **Abtech Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 4, 2013**
> **File No. 333-180721**

Dear Mr. Castleton:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. Please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Recent Developments, page 4

2. We note your response to comment two of our letter dated December 6, 2012. Supplementally, please describe the substantive pre-existing relationships referenced in your response.

Summary Compensation Table, page 53

3. Please update to include the executive compensation for 2012, your most recently completed fiscal year.

Exhibit 23.1

4. Please request your auditor to include a currently dated consent that references the correct amendment.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Jaime Brennan, Squire Sanders LLP (*via e-mail*)